EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,

	2006	2005	2004	2003	2002	2001

Earnings:
Net income	$217	$934	$3,982	$923	$1,819	$1,015
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-
Income taxes provision	132	574	2,561	528	1,178	596
Net fixed charges	163	589	671	964	1,029	1,019

Total Earnings	$512	$2,097	$7,214	$2,415	$4,026	$2,630

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$158	$573	$682	$947	$996	$981
Interest on capital leases	-	1	1	1	2	2
AFUDC debt	5	15	(12)	16	21	12
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	-	10	24

Total Fixed Charges	$163	$589	$671	$964	$1,029	$1,019

Ratios of Earnings to Fixed Charges	3.14	3.56	10.75	2.51	3.91	2.58

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust.